UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

New Shell CEO Ben van Beurden sets agenda for sharper performance and rigorous capital discipline
The Hague, 30 January 2014. Speaking to investors today, new Shell CEO Ben van
Beurden updated on the company’s priorities: improving Shell’s financial results and achieving better capital efficiency, as well as continuing to strengthen operational performance and project delivery.
Van Beurden, who became the new CEO of Royal Dutch Shell plc (“Shell”) on 1
January 2014, said Shell’s strategy overall is sound. The company has a high quality portfolio and key strengths in technology and project delivery. Shell will continue to invest in new projects that deliver more energy to customers, and create value for shareholders. The strategy is designed to deliver through-cycle growth in cash flow, to drive competitive returns and a growing dividend.
Van Beurden said: “Our ambitious growth drive in recent years has yielded a step change in Shell’s portfolio and options, with more growth to come, but at the same time we have lost some momentum in operational delivery, and we can sharpen up in a number of areas.”
“Our overall strategy remains robust, but 2014 will be a year where we are changing emphasis, to improve our returns and cash flow performance”, he continued, highlighting three priorities:
• Improved financial performance, including restructuring in some areas of the company
• Enhancing capital efficiency, with hard choices on new projects, reduced growth investment, and more asset sales
• Continued strong delivery of new projects, and integration of recent acquisitions.
The landscape the company had expected has changed. Factors such as the worsening security situation in Nigeria in 2013, and delays to non-operated projects in several other countries, have altered the outlook. Oil prices remain high globally, but North America natural gas prices and associated crude markers remain low, and industry refining margins are under pressure. Restructuring and improving profitability in North America Upstream resources plays, and Oil
Products world-wide, is a particular focus for the company.
The recent Ninth Circuit Court decision against the Department of the Interior raises substantial obstacles to Shell’s plans for drilling in offshore Alaska.
As a result, Shell has decided to stop its exploration programme for Alaska in
2014. “This is a disappointing outcome, but the lack of a clear path forward means that I am not prepared to commit further resources for drilling in Alaska in 2014,” van Beurden said. “We will look to relevant agencies and the Court to resolve their open legal issues as quickly as possible.”
The company will increase the pace of asset sales, which are expected to be $15 billion for 2014-15 combined in Upstream and Downstream. “We are making hard choices in our world-wide portfolio to improve Shell’s capital efficiency”, van
Beurden said.
With a changing operational landscape and the streamlining of Shell’s portfolio, the company will no longer be updating against previous cash flow and net spending targets. “I want Shell to be measured on our competitive performance”, van Beurden said.
Capital spending will be reduced. In 2013, this totalled $46 billion, including
$8 billion of acquisitions. In 2014, Shell expects total capital spending of around $37 billion, including $2 billion of previously announced acquisitions.
Innovative large-scale projects such as Pearl gas-to-liquids have been the main drivers behind Shell’s recent increase in cash flow, which reached over $87 billion in 2012-13 combined, an increase of 35% on 2010-11. Recent start-ups and
Shell’s latest projects and acquisitions – dominated by liquefied natural gas, and deep-water oil in the Gulf of Mexico, Brazil and Malaysia – are expected to build on this growth in 2014.
Shell has distributed more than $11 billion to shareholders in dividends and repurchased $5 billion of shares in 2013. Reflecting confidence in the potential for free cash flow growth in 2014, the company is expecting the Q1 2014 dividend to be $0.47/share, an increase of over 4% compared to Q1 2013, and total dividends announced in respect of 2014 to be potentially over $11 billion.
Ends

Enquiries:
Shell Media Relations:
International      +44 207 934 5550
Americas     +1 713 241 4544
Shell Investor Relations:
International     +31 70 377 4540
North America    +1 713 241 1042

Cautionary note
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this announcement "Shell", "Shell Group"
and "Royal Dutch Shell" are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words "we", "us" and "our" are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.
"Subsidiaries", "Shell subsidiaries" and "Shell companies" as used in this announcement refer to companies in which Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as "associated companies" or
"associates" and companies in which Shell has joint control are referred to as
"jointly controlled entities". In this announcement, associates and jointly controlled entities are also referred to as "equity-accounted investments". The term "Shell interest" is used for convenience to indicate the direct and/or indirect (for example, through our 23 per cent shareholding in Woodside
Petroleum Ltd.) ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.
This announcement contains forward looking statements concerning the financial condition, results of operations and businesses of Shell and the Shell Group.
All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management's current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell and the Shell Group to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward looking statements are identified by their use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "goals", "intend",
"may", "objectives", "outlook", "plan", "probably", "project", "risks", "seek",
"should", "target", "will" and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and the Shell Group and could cause those results to differ materially from those expressed in the forward looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell's products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward looking statements. Additional factors that may affect future results are contained in Shell's 20-F for the year ended 31 December 2012
(available at www.shell.com/investor and www.sec.gov ). These factors also should be considered by the reader.  Each forward looking statement speaks only as of the date of this announcement, 30 January 2014. Neither Shell nor any of its subsidiaries nor the Shell Group undertake any obligation to publicly update or revise any forward looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward looking statements contained in this announcement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 30 January 2014	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary